

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via U.S. mail
Mr. Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
Nanchong Shili Industrial Street, Economic and Technology Development Zone
Xiaolong Chunfei Industrial Park, West Garden, Gaocheng Town
Yixing City, Jiangsu Province
PRC 214214

> **Re:** **American Nano Silicon Technologies, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 25, 2013**
> **Form 8-K Item 4.01**
> **Filed April 30, 2013**
> **Form 8-K Item 4.01**
> **Filed June 24, 2013**
> **File No. 0-52940**

Dear Mr. Pu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant